

December 8, 2022

Michael Lee
President and Chief Executive Officer
UMeWorld Ltd
Unit B.12/F
Hang Seng Causeway Bay Building
28 Yee Wo Street
Causeway Bay
Hong Kong, China

> **Re: UMeWorld Ltd**
> **Amended Form 20-F for the Year Ended September 30, 2021**
> **Filed February 17, 2022**
> **File No. 000-30813**

Dear Michael Lee:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Technology